SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
(212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
December 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 11,094,667**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 11,094,667**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,094,667**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. Y2187A127	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 11,094,667**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 11,094,667**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,094,667**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. Y2187A127	Page 4 of 6 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,947
8	SHARED VOTING POWER 11,094,667**
9	SOLE DISPOSITIVE POWER 164,947
10	SHARED DISPOSITIVE POWER 11,094,667**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,259,614**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.19%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

Introductory Statement

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016, Amendment No. 2 filed on July 11, 2016, Amendment No. 3 filed on August 16, 2016, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on January 20, 2017 and Amendment No. 6 filed on November 29, 2017 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:

On December 13, 2017, Mr. Casey Shanley, who was designated by the Advisor to serve as a member of the Board, submitted a letter of resignation to the Board, resigning as a member of Board and as a member of the compensation committee of the Board, each effective immediately. The Advisor has reserved its right under the Nominating Agreement with the Company to designate, in the future, one representative to serve as a member of the Company’s Board and on a committee of the Board, subject to the terms and conditions of the Nominating Agreement. At this time, the Advisor has not designated an individual to serve as a member of the Board to replace Mr. Shanley.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2017

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP